

January 24, 2011

Via Facsimile (650.618.0387) and U.S. Mail

Jon Gavenman, Esq.
Cooley Godward LLP
3175 Hanover Street
Palo Alto, California 94304-1130

      **Re: Rovi Corporation
              Registration Statement on Form S-4
              Filed January 14, 2011
              File No. 333-171706**

              **Schedule TO-I
              Filed January 14, 2011
              File No. 005-49461**

Dear Mr. Gavenman:

We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings and providing the requested information. Where you do not believe our comments apply to the bidder's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please note that all defined terms used in this letter have the same meaning as in the prospectus/offer to purchase.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

How many shares of Sonic common stock are you offering to purchase? page 2

1.   We note the disclosure on the top of page 2 and in the third paragraph on page 10 regarding Rovi and Purchaser's discretion to convert what is currently an offer to purchase all of the outstanding shares of Sonic common stock into an offer to purchase a lesser number of shares of Sonic common stock that would, following the purchase of shares in the reduced offer, result in Rovi and its subsidiaries owning 49.9% of the then outstanding shares of Sonic common stock. The disclosure also indicates that Rovi and

Purchaser would purchase that number of shares representing such "reduced purchase amount" on a pro rata basis based on the shares actually deposited in the offer. Based on conversations with Rovi's counsel, it is the Staff's understanding that Rovi and Purchaser would make such election and purchase the reduced purchase amount shortly following expiration of the offer. Please note that such election constitutes a decrease in the percentage of the shares of Sonic common stock sought and requires that the tender offer remain open at least ten business days from the date that notice of such decrease is first published, sent or given to security holders. Please refer to Exchange Act Rule 14e-1(b). Please also note that if, following the date such notice is first published, sent or given to holders, more share are tendered than the reduced purchase amount, the bidders may not purchase shares in excess of the reduced purchase amount without further complying with the requirements of Rule 14e-1(b). Please confirm your understanding and revise your disclosure accordingly.

Summary Selected Consolidated Historical Financial Data of Rovi, page 17

2.   We note that the registrant has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(5). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Cautionary Statement…, page 135

3.   We note the disclaimer regarding the Rovi's obligation to update any forward-looking statements. This disclaimer is inconsistent with its obligations under Exchange Act Rule 14d-3(b)(1) to amend the Schedule TO to reflect a material change in the information previously disclosed. Please revise and avoid using such statements in all future communications relating to the offer to purchase.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the filing persons are in possession of all facts relating to the filings' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from each filing person acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve any filing person from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- a filing person may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nolan McWilliams at (202) 551-3217 with any questions regarding requests for acceleration. If you have questions regarding any of the above comments you may contact me at (202) 551-3444.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions